Exhibit 99.46

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

Midas Gold Announces Private Placement Re-Pricing

Funding to support the continued permitting and feasibility work on the Stibnite Gold Project, Idaho

VANCOUVER, BRITISH COLUMBIA – Midas Gold Corp. (MAX:TSX / MDRPF:OTCQX, “Midas Gold” or the “Company”) today announced that it has amended its private placement originally announced on February 27, 2020 (the “Offering”, comprised of the Note Offering and Brokered Offering as defined below) in order to reflect the current market price of the Company’s common shares.

“The turmoil in the market since the announcement of the offering on February 27, 2020 has impacted the price of Midas Gold’s shares, along with many others,” said Stephen Quin, President & CEO. “After considering the market conditions, Midas Gold’s need for additional financing in the near term and the impact of the re-pricing on overall dilution, among other factors, Midas Gold determined that having funding certainty to carry on with its permitting process warranted an agreement to modify the terms of the financing and ensure a timely completion of the Offering.”

Pursuant to the amended terms of the Offering:

•	the conversion price of the Canadian dollar denominated 0.05% senior unsecured convertible notes (the “Notes”) to be issued by a wholly-owned subsidiary of the Company pursuant to the Offering will be reduced from C$0.53 to C$0.4655;

•	the purchase price of the common shares of the Company (the “Common Shares”) under the Offering will be reduced from C$0.53 to C$0.4655;

•	Paulson & Co. Inc., on behalf of the several investment funds and accounts managed by it (“Paulson”) has agreed to purchase Notes for gross proceeds of a minimum C$34,000,000 (the “Note Offering”), being the Canadian dollar equivalent of US$25 million(1);

•	BMO Capital Markets and Sprott Capital Partners LP (as co-lead agents) and a syndicate of agents including Cormark Securities Inc. and Haywood Securities Inc. (collectively, the “Agents”) have agreed to act as agents in connection with a best efforts brokered private placement of Notes and/or Common Shares (the “Brokered Offering”) for total gross proceeds of up to C$13,600,000, being the Canadian dollar equivalent of US$10 million(1).

•	upon completion of the Offering, the Company and the Issuer would receive aggregate gross proceeds of C$47,600,000;

•	all other material terms of the previously announced Offering remain unchanged, including the following:

▪	the amount of gross proceeds to be raised under the Offering remains at US$35 million;

▪	to the extent that any portion of the Brokered Offering is not purchased by other investors, Paulson will subscribe for the remainder of the Brokered Offering amount in the form of additional Notes, thereby ensuring the Offering would be fully subscribed;

(1) Based on an exchange rate of US$1.00 = C$1.36.

▪	the intended use of proceeds from the Offering is the same as previously announced;

▪	the Company has applied to the TSX under Section 604(e) of the Manual and will be relying on the “financial hardship” exemption from the requirement to obtain shareholder approval in respect of the Offering; and

▪	since neither the fair market value of the securities acquired by the Paulson (an insider of the Company), nor the consideration for the securities paid by Paulson, exceeds 25% of the Company’s market capitalization as calculated in accordance with MI 61-101 (as defined below), the issuance of securities is exempt from the formal valuation requirements of Section 5.4 of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) pursuant to Subsection 5.5(a) of MI 61-101 and exempt from the minority approval requirements of Section 5.6 of MI 61-101 pursuant to Subsection 5.7(1)(a) of MI 61-101.

Total Securities Issuable

As a result of the foregoing, an aggregate of 102,255,639 Common Shares (or 37.66% of the Company’s currently issued and outstanding Common Shares) will be issued or made issuable pursuant to the Offering, whether through the issuance of Common Shares, or the conversion of Notes, sold under the Offering.

A minimum of 73,039,742 Common Shares will be made issuable to insiders (being the number of Common Shares issuable upon the conversion of all Notes to be purchased by Paulson under the Note Offering). To the extent that any portion of the Brokered Offering is not purchased by other investors, up to a maximum of 102,255,639 Common Shares could be made issuable to insiders (being the maximum number of Common Shares issuable upon the conversion of all Notes purchased by Paulson in the event that there are no other subscribers under the Brokered Offering).

The Conversion Price of C$0.4655 represents a 5% discount to the closing price of the Common Shares (a 12.07% discount to the 5-day volume-weighted trading price of the Common Shares) on the Toronto Stock Exchange (“TSX”) on March 9, 2020.

Participation in the Offering by Paulson

Paulson’s current security holdings of the Company consists of 9,664,520 Common Shares and outstanding convertible notes of the Issuer in the principal amount of C$34,502,500.13, representing 3.56% of the outstanding Common Shares of the Company (107,101,685 Common Shares or 29.03% on a partially diluted basis assuming conversion of just the convertible notes currently held by Paulson). Upon completion of the Offering, Paulson will beneficially own 9,664,520 Common Shares, representing approximately 3.21% of the Company’s outstanding common shares (180,141,427 Common Shares or 38.23% on a partially diluted basis, assuming conversion of all convertible securities held by Paulson and no other convertible securities, and 35.00% assuming conversion of all existing convertible notes of the Company; and also assuming all of the Brokered Offering is sold to existing shareholders and other investors as to Common Shares only and no Notes). If no portion of the Brokered Offering is purchased by other investors, Paulson would beneficially own up to approximately 3.56% of the Company’s outstanding common shares (209,357,324 Common Shares or 44.43% on a partially diluted basis, assuming conversion of all convertible securities held by Paulson and no other convertible securities and 40.67% assuming conversion of all existing convertible notes of the Company).

As Paulson already holds more than 20% of the Company’s outstanding securities on a partially diluted basis, the Offering would not materially affect control of the Company.

Listing Review

As an automatic consequence of relying upon the financial hardship exemption under Section 604(e) of the TSX Company Manual, the TSX has commenced a remedial de-listing review, which is normal practice when a listed Company seeks to rely on this exemption. Although the Company believes that it will be in compliance with all of the TSX listing requirements following completion of the Offering, no assurance can be provided as to the outcome of such review and, therefore, the Company’s continued qualification for listing on the TSX.

For further information about Midas Gold Corp., please contact:

Liz Monger -- Manager, Investor Relations
(t): 778.724.4704

(e): info@midasgoldcorp.com

Facebook: www.facebook.com/midasgoldidaho

Twitter: @MidasIdaho

Website: www.midasgoldcorp.com

About Midas Gold and the Stibnite Gold Project

Midas Gold Corp., through its wholly owned subsidiaries, is focused on the exploration and, if warranted, site restoration and development of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by its Stibnite Gold Project.

Forward-Looking Information

This news release contains forward-looking statements regarding the Offering, closing of the Offering, use of proceeds of the Offering, the Company’s continued qualification for listing on the TSX, and continued advancement of the Stibnite Gold Project. These forward-looking statements are provided as of the date of this news release, or the effective date of the documents referred to in this news release, as applicable, and reflect predictions, expectations or beliefs regarding future events based on the Company's beliefs at the time the statements were made, as well as various assumptions made by and information currently available to them. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that regulatory approval of the Offering will be obtained in a timely manner; that all conditions precedent to the completion of the Offering will be satisfied in a timely manner; that general economic and business conditions will not change in a materially adverse manner; and that the Company will be able to raise additional funds on reasonable terms. Although management considers these assumptions to be reasonable based on information available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions on which they are based do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the expectations expressed in them. These risk factors may be generally stated as the risk that the assumptions expressed above do not occur, but specifically include, without limitation, risks relating to: general market conditions; the Company’s ability to secure financing on favourable terms; and the additional risks described in the Company's latest Annual Information Form, and other disclosure documents filed by the Company on SEDAR. The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on behalf of the Company, except as required by law.